SCA DIRECTIONAL FUND

450 Wireless Boulevard

Hauppauge, NY  11788

September 23, 2010

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

SCA DIRECTIONAL FUND (the "Registrant") Registration Statement on Form N-2 File Nos. 333-169269 and 811-22470

Ladies and Gentlemen:

On behalf of the SCA Directional Fund, pursuant to Rule 473(c) of the Securities Act of 1933 (the "Act"), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the above referenced Registration Statement on Form N-2 filed with the Commission on September 8, 2010:

"The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

Should you have any questions or require additional information, please do not hesitate to contact Parker Bridgeport at (614) 469-3238.

Sincerely,

SCA DIRECTIONAL FUND

By: /s/ Andrew Rogers

Name: Andrew Rogers

Title: President